INTERCHANGE CORPORATION
24422 Avenida de la Carlota, Suite 120
Laguna Hills, California 92653

February 11, 2005

VIA EDGAR

David H. Roberts
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Interchange Corporation Amendment No. 1 to Form SB-2 filed February 10, 2005
(File No. 333-122325), Amendment Withdrawal Request

Dear Mr. Roberts:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, Interchange Corporation (the “Company”) hereby requests withdrawal of its Amendment No.1 to the Company’s registration statement on Form SB-2 (File No. 333-122325) (the “Registration Statement”) filed with the Securities and Exchange Commission on February 10, 2005 (the “Amendment No. 1”).

     The Company is requesting withdrawal of the Amendment No. 1 as the filing was improperly tagged as a pre-effective amendment and should instead have been tagged as a post-effective amendment. Accordingly, the Company intends to promptly re-file the amendment with the correct Edgar codes to identify it as a post-effective amendment under the “POS AM” form type.

     Based on the foregoing, the Company respectfully requests that the Commission consent to the withdrawal of the Amendment No.1. If you have any questions or require further information, please contact Douglas S. Norman, Chief Financial Officer and Secretary, at (949) 784-0800.

Very truly yours,
/s/ Douglas S. Norman

Douglas S. Norman Chief Financial Officer and Secretary